Osler, Hoskin & Harcourt LLP 1000 De La Gauchetière Street West Suite 2100 Montréal, Québec, Canada H3B 4W5 514.904.8100 MAIN 514.904.8101 FACSIMILE Toronto Montréal Calgary Ottawa Vancouver New York August 9, 2021 British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission Ontario Securities Commission Autorité des marchés financiers Nova Scotia Securities Commission Financial and Consumer Services Commission, New Brunswick Office of the Superintendent of Securities, Prince Edward Island Office of the Superintendent of Securities, Service Newfoundland and Labrador Office of the Superintendent of Securities, Northwest Territories Office of the Yukon Superintendent of Securities Nunavut Securities Office, Department of Justice, Government of Nunavut Dear Sirs/Mesdames: Lightspeed Commerce Inc. (the “Issuer”) We refer you to the prospectus supplement dated August 9, 2021 (the “Prospectus Supplement”) to the short form base shelf prospectus dated May 27, 2021 of the Issuer. In the Prospectus Supplement, reference is made to the name of this firm on the face page, under the heading “Legal Matters” and to the opinions of this firm under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”. We hereby consent to being named in the Prospectus Supplement and to the use of our opinions. We also confirm that we have read the Prospectus Supplement and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are: (i) derived from our opinions referred to above, or (ii) within our knowledge as a result of the services we have performed in connection with our opinions referred to above. Yours very truly, “Osler, Hoskin & Harcourt LLP” Osler, Hoskin & Harcourt LLP